UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

CNPJ No. 06.057.223/0001-71

NIRE: 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. ("Company"), pursuant to Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”), hereby informs its shareholders and the market in general that the Company’s Board of Directors has approved the 3rd (third) issuance of simple unsecured debentures, not convertible into shares, in up to two series, of the Company, in the total amount of R$ 1.500.000.000,00 (one billion, five hundred million Brazilian real) (“Issuance” and “Debentures”, respectively), for private placement that will be bind for the operation of public distribution of real estate receivables certificates of the 428th and 429th series of the 1st issue of True Securitizadora S.A. (“CRI”), pursuant to Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 400, of December 29, 2003, as amended (“CVM Instruction 400”) and CVM Instruction 414, of December 30, 2004, as amended (“CVM Instruction 414”), in the total amount of R$ 1,500,000.00 (one billion and five hundred million Brazilian real).

The Debentures will be subject to private placement, without intermediation by institutions that are part of the securities distribution system and/or any sales effort to investors and will not be registered for distribution and trading on a stock exchange or unorganized over-the-counter market.

The terms and conditions of the Issuance and the Debentures are defined in the “Private Deed of the 3rd (Third) Issuance of Simple Debentures, Not Convertible into Shares, Unsecured, in Two Series, for Private Placement, by Sendas Distribuidora S.A.” (“Indenture”).

The funds to be raised through the Debentures will be used by the Company to reimbursement of amounts spent by the Company on real estate expenses and future investments in expansion, maintenance and construction of real estate projects owned by the Company.

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The Minutes of the Board of Director’s Meeting that has approved the terms and conditions of the Issuance, as set forth in article 59, paragraph 1st of the Brazilian Corporate Law, as well as the Indenture, are available in Company’s website (https://ri.assai.com.br/) and in CVM’s website (www.gov.br/cvm/pt-br).

The Issuance will not be registered by CVM or by ANBIMA – Brazilian Association of Financial and Capital Market Entities (“ANBIMA”), as the Debentures will be issued privately, without the intermediation of institutions that are part of the distribution system of securities, or any placement effort before indeterminate investors.

This Material Fact is only for informative purpose, as set forth in the prevailing legislation and shall not be interpreted as selling efforts of the Debentures.

The Company will keep its Shareholders and the market in general informed about any new material facts related to the Issuance.

Rio de Janeiro, July 27, 2021.

Gabrielle Helú

Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer